August 18, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch

RE:       Saratoga Resources, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form 10-12G

Filed July 21, 2021

File No. 000-27563

Dear Ms. Packebusch:

Saratoga Resources, Inc. (the “Company”) has the following responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in your letter of August 17, 2021. The Company’s responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and are reflected in Amendment No. 1 to the above referenced Registration Statement on Form 10-12G filed simultaneous herewith.

Blank Check Company Status, page 7

Comment

1.	We note your disclosure that you are a blank check company and that, in the event that you offer securities pursuant to a registration statement under the Securities Act, such offering will be subject to the provisions of Rule 419, including but not limited to requirements that proceeds of such offerings be deposited in escrow pending completion of an acquisition. Please significantly expand your disclosure regarding compliance with Rule 419 in connection with any offering of your securities, including provisions relating to the deposit of securities into escrow; the timing and conditions for release of deposited securities and funds after any acquisition (to include the need for the filing of a post-effective amendment); and unwinding procedures and timing in the event an acquisition is not consummated. Refer to sections (b)(3), (e)(2)(iv), and (e)(3)(ii) of Rule 419. In addition, discuss the effect of compliance with state statutes, rules, and regulations limiting the sale of securities by blank check companies. Include details in this section regarding any other difficulties you may encounter attempting to raise funds as a blank check company.

1304 Alta Vista	●	Austin, Texas 77056	●	(512) 940-1948

Company Response

The disclosure in question on page 7 has been expanded consistent with the staff’s comment.

General

2.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Company Response

The Company will consider withdrawal and refiling of the Form 10 if comments remain open as of the automatic effective date.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ Thomas Cooke

Thomas Cooke
Chief Executive Officer

cc: Michael W. Sanders